     As filed with the Securities and Exchange Commission on March 27, 1998

--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended September 30, 1997

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________

                           ---------------------------

                           Commission File No: 0-14134

                           ---------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        THE GOOD GUYS! DEFERRED PAY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               The Good Guys, Inc.
                              7000 Marina Boulevard
                         Brisbane, California 94005-1830

                              REQUIRED INFORMATION

               The Good Guys! Deferred Pay Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended September 30, 1996 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                   SIGNATURES

               The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOOD GUYS! DEFERRED PAY PLAN

By: The Good Guys! Deferred Pay Plan Administrative Committee



/s/ ROBERT A. GUNST                                       March 27, 1998
------------------------------------
(Robert A. Gunst)


/s/ DENNIS C. CARROLL                                     March 27, 1998
------------------------------------
(Dennis C. Carroll)

           APPENDIX  1



THE GOOD GUYS!
DEFERRED PAY PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND 1996,
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
SEPTEMBER 30, 1997 AND INDEPENDENT AUDITORS' REPORT

THE GOOD GUYS! DEFERRED PAY PLAN

TABLE OF CONTENTS
---------------------------------------------------------------------------


                                                                                PAGE
                                                                                ----
INDEPENDENT AUDITORS' REPORT                                                      1

FINANCIAL STATEMENTS:

  Statements of Assets Available for Benefits
    as of September 30, 1997 and 1996                                             2

  Statements of Changes in Assets Available for Benefits
    for the Years Ended September 30, 1997 and 1996                               2

  Notes to Financial Statements                                                 3-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
  YEAR ENDED SEPTEMBER 30, 1997:

  Item 27a - Schedule of Assets Held for Investment Purposes                      9

  Item 27d - Schedule of Reportable Transactions (series of transactions
exceeding 5% of plan assets)                                                     10

INDEPENDENT AUDITORS' REPORT


Administrative Committee
The Good Guys!
Deferred Pay Plan

We have audited the accompanying statements of assets available for benefits of The Good Guys! Deferred Pay Plan (the "Plan") as of September 30, 1997 and 1996, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of September 30, 1997 and 1996, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions for the year ended September 30, 1997 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

San Francisco, California
March 12, 1998

THE GOOD GUYS! DEFERRED PAY PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1997 AND 1996

----------------------------------------------------------------------------------------
                                                               1997              1996
ASSETS:

Investments, at fair value:
  Investment Company of America                             $ 3,922,606      $ 2,081,090
  New Perspective Fund                                        3,742,839        2,397,095
  Bond Fund of America                                          536,251          487,989
  American Balanced Fund                                      1,899,512        1,327,227
  Merrill Lynch Retirement Trust                              1,127,827        1,081,241
  The Good Guys! Company Stock Fund                             648,895          684,670
  Loans to participants                                         719,265          594,084
                                                            ----------------------------

ASSETS AVAILABLE FOR BENEFITS                               $12,597,195      $ 8,653,396
                                                            ============================

----------------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 1997 AND 1996

----------------------------------------------------------------------------------------
                                                                1997             1996
ADDITIONS TO ASSETS:

Investment income:
  Interest and collective trust fund income                 $    59,640      $    44,608
  Net appreciation in fair value of investments               2,144,651          408,232
                                                            ----------------------------
         Total investment income                              2,204,291          452,840
Contributions from participants                               2,671,010        2,146,921
                                                            ----------------------------
         Total additions                                      4,875,301        2,599,761

DEDUCTIONS FROM ASSETS -
  Payments to participants                                      931,502          800,683
                                                            ----------------------------

NET INCREASE                                                  3,943,799        1,799,078

ASSETS AVAILABLE FOR BENEFITS:
 At beginning of year                                         8,653,396        6,854,318
                                                            ----------------------------

 At end of year                                             $12,597,195      $ 8,653,396
                                                            ============================

See notes to financial statements.

THE GOOD GUYS! DEFERRED PAY PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1997 AND 1996
--------------------------------------------------------------------------------

1.   SUMMARY DESCRIPTION OF PLAN

     The Good Guys! Deferred Pay Plan (the "Plan") is a defined contribution tax deferred savings plan available to employees of The Good Guys! (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees of the Company may voluntarily commence participation in the Plan on October 1st or April 1st of each year providing they have completed six months of continuous service. Participants may contribute up to 15% of their annual compensation to the Plan. However, the sum of the participants' contributions to the Plan and the Company's contribution to The Good Guys! Profit-Sharing Plan on the participants' behalf may not be in excess of the amount allowed for federal income tax purposes. Additional contributions may be made to the Plan by the Company at the option of the Plan's Administrative Committee.

     Each participant's share of assets is segregated in an individual account and invested in accordance to the investment choice elected by the participant. The participants have a choice of six investments, four of those investments are mutual funds and one is in a collective trust. The prospectuses for these investment options describe the funds as follows:

        Investment Company of America (Equity Growth & Income Fund) - Funds are invested in marketable securities, principally common stock, for long-term growth of capital and income.

        New Perspective Fund (Global Growth Fund) - Funds are invested in common stocks of both foreign and domestic companies for long-term growth of capital.

        Bond Fund of America (Fixed Income Fund) - Funds are invested in marketable fixed-income debt securities, government obligations, and money-market instruments for current income and the preservation of capital.

        American Balanced Fund (Equity Growth & Income Fund) - Funds are invested in a diversified array of equities, debt, and cash instruments for capital preservation, current income, and long-term growth of capital and income.

        Merrill Lynch Retirement Trust (Cash Equivalents; Collective Trust Fund)
        - Funds are invested in Guaranteed Investment Contracts, U.S. Government obligations and money market instruments for current income and preservation of capital (see Note 4).

        The Good Guys! Company Stock Fund - Funds are invested in The Good Guys! common stock.

     VESTING - All employee and employer contributions are fully vested at the time of contribution.


     DISTRIBUTION OF BENEFITS - Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service. The Plan provides that all administrative costs be paid by the Company.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination, all amounts credited to the participants' accounts will be distributed in accordance with Plan provisions.

     INCOME TAXES - The Plan obtained a determination letter on February 21, 1997, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.

     Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements of the Plan are prepared on the accrual method of accounting.

     USE OF ESTIMATES - In preparing the Plan's financial statements, the administrator is required to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at estimated fair value, which is determined by quoted market prices. The Plan's guaranteed investment contract is valued at contract value. Participant loans are carried at amortized cost, which approximates fair value (See Note 4).

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

     BENEFITS are recorded when paid. As of September 30, 1997 and 1996, assets available for benefits included benefits of $1,908,596 and $900,375 due to participants who have withdrawn from participation in the Plan.

3.   PARTICIPANT LOANS

     Under the terms of the Plan and subject to certain limitations as defined in the Plan agreement, participants may borrow against the amount of their vested accounts. Such loans are payable over periods of up to five years and bear interest at a rate equal to that charged by institutional lenders for similar loans at the time the loan is made. As of September 30, 1997, there are 244 loans to participants, maturing from 1997 to 2002 with interest rates ranging between 9% and 11%.

4.   FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

     As required by Financial Accounting Standard No. 105, Disclosure of Information about Financial Investments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk," the following information about the risk characteristics associated with the Merrill Lynch retirement trust fund (the "Fund") is presented.

     The fund invests in guaranteed investment contracts ("GIC"), bank investment contracts ("BIC") and other synthetic guaranteed investment contracts issued by selected North American life insurance companies and U.S. banks. The issuer of each investment contract undertakes to repay the principal amounts deposited pursuant to the contract plus accrued interest at fixed or variable rates as specified under its terms. The credit risk of the issuer of each investment contract is evaluated and monitored by the trustee.

     The Merrill Lynch retirement trust fund's policy is to require that the investment contract issuer has ratings no lower than: a rating of AAA from Standard & Poor's or Aa2 from Moody's at the time of purchase.

     The GIC issuer is subject to an analysis of asset quality, liquidity, management quality, surplus adequacy and profitability. Further, the issuer's mortgage loan portfolio and bond holdings are scrutinized for exposure to high risk bonds and geographical concentrations.

     A credit review of all issuers of GICs is performed periodically. The reviews are based upon the external rating services listed above. An investment contract may be identified as substandard or removed from the Fund depending on the degree of deterioration of the issuer's rating. The Trustee may elect to segregate a contract from the Fund, resulting in separate accounting for the investment contract. As a result, participants admitted to the Fund after the contract has been segregated from the Fund will not be affected.

     The Fund's policy is to review a variety of factors prior to selecting a BIC issuer for bidding on BICs. These factors include, but are not limited to, asset quality, liquidity, management quality, profitability and, as is the policy of the Trustee, the Trustee's exposure to the issuing bank. Furthermore, the Fund's investments in BICs are insured by the Federal Deposit Insurance

     Corporation within applicable limits. Such coverage was eliminated effective December 1993, or, for contracts purchased prior to December 1991, at maturity.

5.   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets at September 30, 1997 and 1996 are separately identified in the following table:

                                                 1997                          1996
                                       -------------------------    ---------------------------
                                          Cost      Fair Value          Cost       Fair Value
      Investment Company of America     $2,866,067   $3,922,606       $1,790,301    $2,081,090
      New Perspective Fund               2,844,428    3,742,839        2,134,006     2,397,095
      Bond Fund of America                                               479,587       487,989
      American Balanced Fund             1,550,012    1,899,512        1,182,109     1,327,227
      Merrill Lynch Retirement Trust     1,127,827    1,127,827        1,081,241     1,081,241
      The Good Guys! Stock Fund            931,609      648,895        1,001,744       684,670
      Loans to participants                719,265      719,265          594,084       594,084

6.      FUND INFORMATION

    The following information shows the changes in assets available for benefits by fund type:

CHANGES IN ASSETS AVAILABLE FOR BENEFITS BY FUND
YEAR ENDED SEPTEMBER 30, 1997

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         MERRILL
                                                  INVESTMENT           NEW            BOND           AMERICAN            LYNCH
                                                   COMPANY         PERSPECTIVE       FUND OF         BALANCED          RETIREMENT
                                                  OF AMERICA           FUND          AMERICA            FUND           TRUST FUND
                                                  --------------------------------------------------------------------------------
ADDITIONS TO ASSETS:
 Investment income:
   Interest and collective trust fund income
   Net appreciation (depreciation) in fair
    value of investments                          $   922,591      $   789,325      $    53,492       $   367,821      $    61,721
 Contributions from participants                      982,512          833,800          164,571           456,634          402,508
                                                  --------------------------------------------------------------------------------

          Total additions                           1,905,103        1,623,125          218,063           824,455          464,229
                                                  --------------------------------------------------------------------------------

DEDUCTIONS FROM ASSETS -
 Participants' withdrawals                            384,413          384,193          103,862           268,727          177,779
                                                  --------------------------------------------------------------------------------

NET INCREASE BEFORE
 INTERFUND TRANSFERS                                1,520,690        1,238,932          114,201           555,728          286,450

INTERFUND TRANSFERS                                   320,826          106,812          (65,939)           16,557         (239,864)
                                                  --------------------------------------------------------------------------------

NET INCREASE                                        1,841,516        1,345,744           48,262           572,285           46,586

ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                                   2,081,090        2,397,095          487,989         1,327,227        1,081,241
                                                  --------------------------------------------------------------------------------

End of year                                       $ 3,922,606      $ 3,742,839      $   536,251       $ 1,899,512      $ 1,127,827
                                                  ================================================================================


                                                    THE GOOD
                                                     GUYS!
                                                     STOCK           PARTICIPANT
                                                      FUND              LOANS            TOTAL
                                                  -----------------------------------------------
ADDITIONS TO ASSETS:
 Investment income:
   Interest and collective trust fund income                          $  59,640       $    59,640
   Net appreciation (depreciation) in fair
    value of investments                          $   (50,299)               --         2,144,651
 Contributions from participants                      164,565          (333,580)        2,671,010
                                                  -----------------------------------------------

          Total additions                             114,266          (273,940)        4,875,301
                                                  ----------------------------------------------

DEDUCTIONS FROM ASSETS -
 Participants' withdrawals                             86,973          (474,445)          931,502
                                                  ----------------------------------------------

NET INCREASE BEFORE
 INTERFUND TRANSFERS                                   27,293           200,505         3,943,799

INTERFUND TRANSFERS                                   (63,068)          (75,324)                0
                                                  ----------------------------------------------

NET INCREASE                                          (35,775)          125,181         3,943,799

ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                                     684,670           594,084         8,653,396
                                                  ----------------------------------------------

End of year                                       $   648,895         $ 719,265      $ 12,597,195
                                                  ===============================================

CHANGES IN ASSETS AVAILABLE FOR BENEFITS BY FUND
YEAR ENDED SEPTEMBER 30, 1996

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     MERRILL
                                               INVESTMENT          NEW             BOND            AMERICAN           LYNCH
                                                COMPANY        PERSPECTIVE        FUND OF          BALANCED         RETIREMENT
                                               OF AMERICA          FUND           AMERICA             FUND          TRUST FUND
                                         --------------------------------------------------------------------------------------
ADDITIONS TO ASSETS:
 Investment income:
   Interest and collective trust fund income
   Net appreciation (depreciation) in fair
    value of investments                       $   252,891      $   214,102      $    31,916       $   136,060      $    61,857
 Contributions from participants                   639,445          710,739          162,175           350,464          304,908


          Total additions                          892,336          924,841          194,091           486,524          366,765


DEDUCTIONS FROM ASSETS -
 Participants' withdrawals                         277,416          398,807           79,833           171,035          156,208


NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                              614,920          526,034          114,258           315,489          210,557

INTERFUND TRANSFERS                                175,358          114,694          (18,062)          126,697         (279,978)


NET INCREASE (DECREASE)                            790,278          640,728           96,196           442,186          (69,421)

ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                                1,290,812        1,756,367          391,793           885,041        1,150,662



End of year                                    $ 2,081,090      $ 2,397,095      $   487,989       $ 1,327,227      $ 1,081,241


                                                   THE GOOD
                                                     GUYS!
                                                     STOCK           PARTICIPANT
                                                      FUND              LOANS            TOTAL
                                                  -----------------------------------------------
ADDITIONS TO ASSETS:
 Investment income:
   Interest and collective trust fund income                        $    44,608       $    44,608
   Net appreciation (depreciation) in fair        $  (288,594)               --           408,232
    value of investments                              241,287          (262,097)        2,146,921
 Contributions from participants                  -----------------------------------------------

          Total additions                             (47,307)         (217,489)        2,599,761
                                                  -----------------------------------------------

DEDUCTIONS FROM ASSETS -
 Participants' withdrawals                             95,453          (378,069)          800,683
                                                  -----------------------------------------------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                                (142,760)          160,580         1,799,078

INTERFUND TRANSFERS                                  (129,510)           10,801                --
                                                  -----------------------------------------------

NET INCREASE (DECREASE)                              (272,270)          171,381         1,799,078

ASSETS AVAILABLE
FOR BENEFITS:
Beginning of year                                     956,940           422,703         6,854,318
                                                  -----------------------------------------------

End of year                                       $   684,670       $   594,084       $ 8,653,396
                                                  ===============================================

THE GOOD GUYS! DEFERRED PAY PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1997

---------------------------------------------------------------------------------------------------


           INVESTMENTS              UNITS/SHARE        COST         FAIR VALUE

INVESTMENT COMPANY OF AMERICA          124,635    $  2,866,067    $  3,922,606

NEW PERSPECTIVE FUND                   167,015       2,844,428       3,742,839

BOND FUND OF AMERICA                    37,185         509,324         536,251

AMERICAN BALANCED FUND                 110,906       1,550,012       1,899,512

MERRILL LYNCH RETIREMENT TRUST       1,127,827       1,127,827       1,127,827

THE GOOD GUYS! STOCK FUND               86,644         931,609         648,895

LOANS TO PARTICIPANTS (See Note 3)                     719,265         719,265
                                                  ----------------------------

TOTAL INVESTMENTS                                 $ 10,548,532    $ 12,597,195
                                                  ============================

THE GOOD GUYS! DEFERRED PAY PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
(SERIES OF TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS)
YEAR ENDED SEPTEMBER 30, 1997

--------------------------------------------------------------------------------------------------------------

                                             PURCHASES                             DISPOSITIONS
                                      ------------------------       -----------------------------------------
                                        NUMBER OF                      NUMBER OF                       GAIN
FUND                                   TRANSACTIONS    COST          TRANSACTIONS    PROCEEDS         (LOSS)



Investment Company of America               49      $1,350,936              19      $  362,496      $   73,828
New Perspective Fund                        41       1,006,558              27         371,677          64,407
American Balanced Fund                      46         662,272              19         339,188          40,753
Merrill Lynch Retirement  Fund             285         442,088              23         396,723              --
The Good Guys! Stock Fund                   29         133,253              20         130,507         (91,100)

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-39421 of The Good Guys!, Inc. on Form S-8 of our report dated March 12, 1998, appearing in this Annual Report on Form 11-K of The Good Guys! Deferred Pay Plan for the year ended September 30, 1997.



DELOITTE & TOUCHE LLP

San Francisco, California
March 12, 1998